Free Writing Prospectus dated October 17, 2022 (to Prospectus dated July 1, 2022 and Preliminary Prospectus Supplement dated October 17, 2022)	Filed Pursuant to Rule 433 Registration No. 333-265958

Pricing Term Sheet

B.A.T CAPITAL CORPORATION

$600,000,000 7.750% Notes due 2032

October 17, 2022

Issuer:	B.A.T Capital Corporation (“BATCAP” or the “Issuer”)

Guarantors:	British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

Security Title:	7.750% Notes due 2032 (the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amount:	$600,000,000

Maturity Date:	October 19, 2032

Interest Rate:	7.750% per annum

Benchmark Treasury:	2.750% due August 15, 2032

Benchmark Treasury Price and Yield:	89-25+ / 4.017%

Spread to Benchmark Treasury:	+380 bps

Yield to Maturity:	7.817%

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Price to Public:	99.541%

Net Proceeds to Issuer (before Expenses):	$594,846,000

Interest Payment Dates:	Semi-annually in arrears on October 19 and April 19 of each year, commencing on April 19, 2023

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Optional Redemption:

The Issuer may redeem the Notes in whole or in part, at its option, at any time and from time to time before July 19, 2032 (3 months prior to the maturity date of the Notes) (the “Par Call Date”) at a redemption price equal to the greater of (x) 100% of the principal amount of the Notes to be redeemed and (y) the sum of the present values of the Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus 50 basis points together with accrued and unpaid interest on the principal amount of the Notes to be redeemed to, but excluding, the date of redemption.

The Issuer may redeem the Notes on or after the Par Call Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Trade Date:	October 17, 2022

Expected Settlement Date:	October 19, 2022 (T+2)

Expected Ratings:	Baa2 (Moody’s) / BBB+ (S&P)

CUSIP:	05526DBX2

ISIN:	US05526DBX21

Governing Law:	State of New York

Listing and Trading:	Application will be made to list the Notes on the New York Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. Currently there is no active trading market for the Notes.

Joint Book-Running Managers:	Barclays Capital Inc. BBVA Securities Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

Bookrunner:	Commerz Markets LLC

Co-Manager:	Emirates NBD Bank PJSC

Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

It is expected that delivery of the Notes will be made against payment therefor on or about October 19, 2022, which will be two business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+2”).

Emirates NBD Bank PJSC will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the Financial Industry Regulatory Authority.

The Issuer and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the Offering will arrange to send you the Prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BBVA Securities Inc. toll-free at 1-800-422-8692, Goldman Sachs & Co. LLC toll-free at 1-212-902-1171 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

This Pricing Term Sheet is only being distributed to and is only directed at persons who are located outside the United Kingdom or persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered or sold to any person in the United Kingdom, except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of the FSMA.

Prohibition of sales to European Economic Area (“EEA”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of sales to United Kingdom (“UK”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.